FOR IMMEDIATE RELEASE	Thursday, November 10, 2005
 (No.2005-11-26)

CARMANAH ANNOUNCES RECORD FINANCIAL RESULTS FOR Q3 2005

Victoria, British Columbia, Canada - Thursday, November 10, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce its results for the three and nine months ended September 30, 2005 and 2004.

Highlights for the Quarter:

•	Record Q3 2005 revenues of $12,195,908, representing a 164% increase over Q3 2004;
•	2005 year-to-date revenues at a record $23,587,957, represent a 93% increase over the same nine-month period in 2004;
•	A record sales order backlog in excess of $4 million at the close of the quarter;
•	Record Q3 2005 EBITDA of $657,200, representing a 37% increase over Q3 2004;
•	Net earnings of $222,470 for Q3 2005 and record earnings of $873,109 for the nine months ended September 30, 2005, representing a 38% increase over the same nine-month period in 2004;
•	Successful completion of the acquisition of Soltek Powersource Ltd.

Summary of Results

The third quarter of 2005 saw the Company complete the acquisition of Soltek Powersource Ltd. (“Soltek”) effective July 1, 2005. “The Soltek acquisition not only brought obvious immediate financial benefits to Carmanah, it substantially broadened the scope of the Company on all fronts”, states Carmanah’s CEO, Art Aylesworth. “We have more than doubled the potential market for our products, our customer base, as well as the range of products we have to offer.”

“The integration of two similar-sized companies has certainly taken a high degree of energy and management time. However, from all early indications, it would appear that this acquisition will deliver the desired and anticipated result. We have clearly positioned the Company in a way that will leverage and grow our brand in the global market for renewable and energy-efficient technologies for years to come.”

“We are excited about this acquisition, pleased with the results of this first integrated quarter, and extremely optimistic about the opportunities for Carmanah going forward.”

Overview of Operations

With the inclusion of Soltek Powersource Ltd., Carmanah’s business activities for Q3 2005 have expanded to include design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED illuminated signage.

Carmanah’s Solar LED Lighting Group provides a variety of energy-efficient lighting products for marine, aviation, transit, roadway and industrial worksite applications. The Company’s Solar Power Systems Group offers a wide range of renewable energy system solutions to industrial, residential and recreational power applications. The LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities continue to be located in Victoria, British Columbia, Canada. The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries. Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's sales for the three months ended September 30, 2005 increased to $12,195,908, representing an increase of 164% from the same period in 2004 at $4,628,383. Contributions from each technology group were as follows:

Segmented Sales Summary	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2005	2004	2005	2004
Solar LED Lighting Group	$4,182,575	$3,989,233	$12,768,020	$10,606,736
Solar Power Systems Group	$6,893,372	$-	$6,893,372	$-
LED Sign Group	$1,119,961	$639,150	$3,926,565	$1,639,440
	$12,195,908	$4,628,383	$23,587,957	$12,246,176

It is important to note that the Solar LED Lighting Group received a number of significant orders near the end of the quarter, which are reflected in the Company’s record sales order backlog of more than $4 million (the order backlog at the beginning of the quarter was $1.6 million). Approximately 90% of the Company’s sales order backlog is orders for solar-powered LED lighting products. Sales orders booked for the quarter were in excess of $14 million.

Sales for the nine months ended September 30, 2005 in the amount of $23,587,957, represent a 93% increase of $11,341,781 over sales for the same period ending 2004 in the amount of $12,246,176. This increase is attributed to the contribution from Soltek, the sales growth in Carmanah’s mature markets, as well as the continued growth in the Company’s emerging vertical markets.

Gross Profit Margin

Carmanah's gross profit margin in Q3 was 34%, compared to 52% for the same period in 2004 and compared to 46% for previous Q2 2005. For the nine months ended September 30, 2005 gross profit margin was 41%, compared with 54% for the same period in 2004. This shift in gross margin is primarily due to the significant increase in sales contributed by the Soltek acquisition ($6,893,372 at 27% gross margin). Other factors affecting the gross margin are the increasing sales in Carmanah’s solar LED transit lighting products (typically averaging 40% gross margin) as well as the fluctuations between Canadian and US currencies.

In response to currency fluctuations, Carmanah has implemented a natural hedge through increasing the percentage of goods purchased in US dollars. During the nine month period, the Company also entered into forward contracts to secure current exchange rates for a future date.

At the time of the Soltek acquisition, Carmanah management estimated that the resulting gross margin for the combined companies would be approximately 38% to 40%. As Carmanah works through the integration and the normalization of business processes, management expects these targets to be achieved.

Wages and Benefits

Wages and benefit expenses for the three months ended September 30, 2005, increased $1,220,938 to $2,143,824, compared with $922,886 for the same period in 2004. For the nine months ended September 30, 2005, wages and benefits expense increased $1,609,969 to $4,377,094, compared with $2,767,125 for the same period in 2004. This increase is primarily attributed to an $851,685 wage and benefits expense resulting from the acquisition of Soltek.

Carmanah has also invested in increasing its senior staffing levels in 2005 over 2004, to provide more strength and support across its executive and middle management teams. Furthermore, the Company has invested in staffing its UK office and continues to hire administrative staff in support of increased volumes and sales growth. As a percentage of sales, total wages and benefits for the nine months ended September 30, 2005 were 19%, down from 23% for the same period in 2004.

Office and Administration

Office and administration expenses in first quarter 2005 were $746,623, representing a 140% increase over same period in 2004 of $310,746. For the first nine months of 2005, office and administration expenses were $1,651,171, a 103% increase over $813,631 for the same period in 2004. The acquisition of Soltek contributed to 69% of the increase for Q3 2005 and 36% year-to-date, with the addition of $300,046 in their office and administration expenses for each of the respective periods. The balance of $537,494 in office and administrative expenses year-to-date is due primarily to overall growth and expansion in facilities and resources. Carmanah expanded its Victoria facility to include an additional 6,000 square feet for LED illuminated roadway sign manufacturing and opened an office in London, England (in late 2004). These expansions resulted in increased rent and facility costs as well as general office, administration and information technology in support of new hires for these facilities. As a percentage of sales, office and administration expenses for the nine months ended September 30, 2005 were consistent with the same period in 2004 at 7%. The Company will continue to expand its facilities to support manufacturing and warehousing needs at all major locations, including Victoria, BC; Calgary, AB; Santa Cruz, CA; and London, England, recently finalizing leases for expansion at three of these four locations. Although management has traditionally been frugal in this area of operations, this expansion was deemed necessary in preparation for the anticipated growth in the next 12 to 24 months.

Research and Development

During Q3 2005, research and development expenses were $103,773, representing a 72% decrease from $365,153 in the comparative quarter for 2004. This $261,380 decrease in the quarter is due in part to a $103,000 SRED tax credit, and a $60,000 recovery of an accrual booked earlier in the year for anticipated project costs that were achieved under budget. In addition, Carmanah incurred a reduction in head count to its research and development department with two staff moving away, and two staff transitioning to the Company’s Quality Department. For the nine months ended September 30, 2005, research and development expenses of $953,785 represented a 10% decrease from the same period in 2004. This is due to the adjustment for SRED tax credits booked in 2005, which have no comparison in 2004.

Sales and Marketing

Sales and marketing expenses in Q3 2005 were $425,805, representing a 26% increase over same period in 2004 of $337,287, and for the nine months ended September 30, 2005 was $1,201,908 representing a 20% increase over $1,000,832 in the same period for 2004. Carmanah continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace, and is expanding its sales and marketing efforts to include Soltek customers and verticals. Sales and marketing expenses for the nine months ended September 30, 2005 were 5% of total sales, down from 8% for the same period 2004.

Income Tax

Income tax expense for the nine months ended September 30, 2005 totals $227,405. This amount is comprised of current tax expense of $305,888 related primarily to the taxable income of Soltek post acquisition. A future income tax recovery of $78,483 relates primarily to the recognition of future income tax assets on current and past tax losses.

Earnings

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $657,200 for the three months ended September 30, 2005 as compared to $480,822 for the same period in 2004. For the nine months ended September 30, 2005, EBITDA was $1,411,242 as compared to $876,695 for the same period in 2004.

Net earnings for the three months ended September 30, 2005 were $222,470, compared to $418,592 for the same period in 2004. Net earnings for the nine months ended 2005 were $873,109, representing an increase of 38% over the same period in 2004 at $631,895.

Balance Sheet Highlights

Carmanah's cash, cash equivalents, and short-term investments at September 30, 2005 were $4,736,040, compared to $7,751,411 at December 31, 2004. Net cash usage from operations was $1,419,710 for the nine months ended September 30, 2005. Carmanah invested $5,559,889 in the purchase of Soltek, and $937,236 in the purchase of equipment, leasehold improvements and intangibles. Financing for operational and investing activities (including the Soltek acquisition) for the nine months ended September 30, 2005 was raised by cashing in $2,900,000 of short term investments, by the exercise of warrants and stock options in the amount of $3,864,158, and by line of credit advances in the amount of $1,116,496. Net working capital as at September 30, 2005 was $12,767,217 with a current ratio of 2:1 and $4,293 of non-current lease obligations.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy efficient technologies that fundamentally change the way its customers operate. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,
Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian dollars)

September 30, 2005 and December 31, 2004
(Unaudited - Prepared by Management)

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$786,040	$901,411
Short-term investments	3,950,000	6,850,000
Accounts receivable, net	8,525,616	2,385,728
Inventories	9,312,572	2,758,250
Receivable from forward foreign exchange contracts	-	1,834,350
Prepaid expenses and deposits	888,066	271,337
	23,462,294	15,001,076

Equipment and leasehold improvements, net	1,823,149	1,072,434
Intangible assets, net	1,403,457	170,484
Goodwill	9,307,134	3,072,173
Future income taxes	729,725	550,000
	$36,725,759	$19,866,167

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$5,577,603	$1,327,693
Payable under forward foreign exchange contracts	-	1,803,300
Bank loan	4,356,213	-
Deferred revenue	67,464	45,421
Income taxes payable	612,595	-
Future income taxes	44,000	44,000
Current potion of long-term debt	25,292	-
Current portion of obligations under capital leases	11,910	21,573
	10,695,077	3,241,987

Future income taxes	449,045	-
Obligations under capital leases	4,293	13,755
	11,148,415	3,255,742
Shareholders’ equity:
Share capital	24,185,940	16,322,119
Contributed surplus	840,679	610,690
Retained earnings (deficit)	550,725	(322,384)
	25,577,344	16,610,425
	$36,725,759	$19,866,167

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004
(Unaudited - Prepared by Management)

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004

Sales		$12,195,908		$4,628,383		$23,587,957		$12,246,176
Cost of sales		8,023,990		2,190,807		13,850,674		5,647,938
		4,171,918		2,437,576		9,737,283		6,598,238
Operating expenses:
Wages and benefits		2,143,824		922,886		4,377,094		2,767,125
Office and administration		746,623		310,746		1,651,171		813,631
Sales and marketing		425,805		337,287		1,201,908		1,000,832
Research and development		103,773		365,153		953,785		1,063,134
Bank charges		94,693		20,682		142,083		76,821
Amortization of:
Equipment and leasehold improvements		192,730		100,962		359,922		276,464
Intangible assets		43,722		10,258		65,843		30,011
		3,751,170		2,067,974		8,751,806		6,028,018
Operating income for the period		420,748		369,602		985,477		570,220
Other income:
Interest and other income		29,127		48,990		115,037		61,675
Earnings before income taxes		449,875		418,592		1,100,514		631,895
Income tax expense (recovery):
Current income taxes		7,888		185,000		305,888		455,000
Future income taxes		219,517		(185,000)		(78,483)		(455,000)
Net earnings for the period		222,470		418,592		873,109		631,895
Retained earnings (deficit), beginning of period		328,255		(701,904)		(322,384)		(915,207)
Retained earnings (deficit), end of period		$550,725		$(283,312)		$550,725		$(283,312)
Earnings per share Basic Diluted	$ $	0.006 0.006	$ $	0.014 0.013	$ $	0.026 0.025	$ $	0.021 0.020
Weighted average number of shares outstanding
Basic		34,804,078		30,646,336		33,277,563		29,731,267
Diluted		36,400,154		32,853,390		34,873,639		31,938,321

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2005 and 2004
(Unaudited - Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash provided by (used in):
Operations:
Net earnings for the period	$222,470	$418,592	$873,109	$631,895
Items not involving cash:
Amortization	236,452	111,220	425,765	306,475
Loss on disposal of capital assets	-	-	-	2,727
Stock-based compensation	126,298	69,097	285,652	167,315
Future income taxes	(78,483)	-	(78,483)	-
Changes in non-cash working capital:
Accounts receivable	322,206	(889,149)	(1,161,245)	(52,956)
Inventories	(1,927,726)	(180,873)	(2,412,014)	(534,247)
Prepaid expenses and deposits	(682,828)	33,776	(574,449)	(68,020)
Accounts payable and accrued liabilities	821,001	464,361	2,070,082	(67,002)
Income tax payable	187,966	-	187,966	-
Forward exchange contracts	9,490	-	31,050	-
Deferred revenue	(1,021,722)	(760)	(1,067,143)	-
	(1,784,876)	26,264	(1,419,710)	386,187
Investing:
Short-term investments	3,400,000	-	2,900,000	(6,250,000)
Purchase of Soltek, net of cash acquired	(5,559,889)	-	(5,559,889)	-
Purchase of equipment and leasehold improvements	(260,472)	(104,214)	(899,782)	(515,091)
Purchase of intangible assets	(2,537)	(13)	(37,454)	(12,841)
	(2,422,898)	(104,227)	(3,597,125)	(6,777,932)
Financing:
Proceeds on share issuance	2,670,465	405,300	3,864,158	6,542,798
Share issuance costs	(25,768)	(6,717)	(56,000)	(503,154)
Bank loan	1,116,496	-	1,116,496	(383,332)
Repayment of long term debt	(4,067)	-	(4,067)	(55,139)
Principal payments of obligations under capital leases	(5,486)	-	(19,123)	(83,521)
	3,751,640	398,583	4,901,464	5,517,652
Increase (decrease) in cash and cash equivalents equivalents	(456,134)	320,620	(115,371)	(874,093)
Cash and cash equivalents, beginning of period	1,242,174	498,356	901,411	1,693,069
Cash and cash equivalents, end of period	$786,040	$818,976	$786,040	$818,976
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$94,693	$20,682	$142,083	$76,821
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	$-	$-	$-	$$38,198
Shares issued on purchase of Soltek	$4,000,000	$-	$4,000,000	$-
Shares issued on exercise of stock options and
broker warrants	$27,917	$-	$55,663	$-